Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

May 31, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Capped GEARS	May 25, 2016	A119
Digital Buffered Notes due November 29, 2019	May 26, 2016	K664
Digital Buffered Notes due May 28, 2020	May 26, 2016	K665
Accelerated Barrier Notes due May 28, 2021	May 25, 2016	T755
Absolute Return Barrier Securities due May 28, 2021	May 25, 2016	T756
Digital Plus Barrier Notes due May 28, 2021	May 25, 2016	T760
Trigger GEARS	May 25, 2016	T761
Trigger GEARS	May 25, 2016	T762
Trigger GEARS	May 25, 2016	T763
1.25 Year 7.75% per annum Contingent Coupon Callable Yield Notes due August 31, 2017	May 25, 2016	U1581

8.00% per annum Contingent Coupon Callable Yield Notes due May 31, 2017	May 25, 2016	U1583
6.00% per annum Contingent Coupon Autocallable Yield Notes due May 28, 2021	May 25, 2016	U1585
10.00% per annum Contingent Coupon Callable Yield Notes due May 29, 2026	May 25, 2016	U1586
7.50% per annum Contingent Coupon Callable Yield Notes due May 31, 2019	May 25, 2016	U1587
6.20% per annum Contingent Coupon Autocallable Yield Notes due May 28, 2021	May 25, 2016	U1594
Trigger Autocallable Contingent Yield Notes	May 26, 2016	U1597
Trigger Autocallable Contingent Yield Notes	May 26, 2016	U1606
12.55% per annum Contingent Coupon Autocallable Yield Notes due May 31, 2017	May 25, 2016	U1607